

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Robert Nardelli
Chief Executive Officer
Accelerate Acquisition Corp.
51 John F. Kennedy Parkway
Short Hills, NJ 07078

> **Re: Accelerate Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 25, 2021**
> **CIK No. 0001838883**

Dear Mr. Nardelli:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted January 25, 2021

Description of Securities
Exclusive Forum for Certain Lawsuits, page 147

1. We note that your risk factor disclosure on page 70 provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933. However, your exclusive forum disclosure in your Description of Securities section states that the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction over Securities Act claims. Please revise your disclosure to reconcile this inconsistency.

You may contact Amy Geddes at (202) 551-3304 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian Nagler